Exhibit 99.3

Extraordinary General Meeting of Shareholders PomDoctor Limited (the "Company") ADS CUSIP No.: 73181R207.* ADS Record Date: September 2, 2026. Meeting Specifics: Extraordinary General Meeting of Shareholders to be held on September 30, 2026 at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time), at Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People's Republic of China 510000 (the "Meeting"). Depositary: Citibank, N.A. Deposit Agreement: Deposit Agreement, dated as of October 9, 2025, as amended by Amendment No. 1 to Deposit Agreement, dated June 22, 2026. Deposited Securities: Class A ordinary shares of the Company. Custodian(s): Citibank, N.A. - Hong Kong. *ADS CUSIP No. is provided as a convenience only and without any liability for accuracy. The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the "ADSs"), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The Depositary has been advised by the Company that under the memorandum and articles of association of the Company as in effect on the date of the Deposit Agreement, voting at any meeting of shareholders of the Company is by show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under and memorandum and articles of association of the Company as in effect on the date of the Deposit Agreement, a poll may be demanded by (a) the chairman of the meeting, or (b) any shareholder(s) holding shares in the Company which carry in aggregate not less than 10% of all votes attaching to the shares present in person or by proxy and entitled to vote at the meeting. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, memorandum and articles of association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder's ADSs as follows: (a) in the event voting takes place at a shareholders' meeting by a show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received timely from a majority of Holders of ADSs who provided voting instructions, and (b) in the event voting takes place at a shareholders' meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions timely received from the Holders of ADSs. If voting is by poll and the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (a) in the case voting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided timely voting instructions, and (b) as otherwise contemplated in Section 4.10 of the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder's ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein. The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York City time) on September 24, 2026 for action to be taken. 2026 VOTING INSTRUCTIONS AMERICAN DEPOSITARY SHARES

Ordinary Resolutions

1. By way of an ordinary resolution, that the termination of the Company's American Depositary Receipt program (including the termination of the related deposit agreement, as amended) (the "ADR Termination") and the direct listing of the Company's Class A ordinary shares on The Nasdaq Stock Market LLC (the "Listing"), with the ADR Termination and the Listing to occur on the same date be approved (the "ADR Termination Proposal" or "Proposal No. 1").

2. By way of an ordinary resolution, that the Company's share capital (whether issued or unissued) be consolidated at a ratio of 10-to-1, such that (i) every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$0.001 each, (ii) every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$0.001 each, and (iii) every ten (10) shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Memorandum and Articles of Association of the Company be consolidated into one share of such class or classes of a par value of US$0.001 each (the "Share Consolidation"), which shall take effect simultaneously with the ADR Termination and the Listing, and simultaneously with the Share Consolidation, the authorized share capital of the Company shall be amended:

   FROM: US$50,000 divided into 500,000,000 shares comprising (i) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 2,042,042 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 47,957,958 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company.

   TO: US$50,000 divided into 50,000,000 shares comprising (i) 45,000,000 Class A Ordinary Shares of a par value of US$0.001 each, (ii) 204,205 Class B Ordinary Shares of a par value of US$0.001 each, and (iii) 4,795,795 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company
   (the "**Share Consolidation Proposal**" or "**Proposal No. 2**").

3. By way of an ordinary resolution, to approve the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve Proposal No. 1, and Proposal No. 2 (the "Adjournment Proposal" or "Proposal No. 3").

The Depositary has been advised by the Company that its board of directors recommends a "FOR" vote for all resolutions.

A Issues PomDoctor Limited

Ordinary Resolution

	For	Against	Abstain
Proposal 1	☐	☐	☐
Proposal 2	☐	☐	☐
Proposal 3	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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